Filed by Centene Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Health Net, Inc.

Commission File No.: 1-12718

Centene Corporation

September 16, 2015

01:05 PM EDT

Andy Schenker:	Okay. So good morning. Or I guess now, good afternoon, everyone. Welcome to the Morgan Stanley Healthcare Conference. I’m Andy Schenker, Morgan Stanley’s managed care and healthcare facilities analyst. I’m very happy to have with me today Michael Neidorff, Chairman and CEO of Centene; as well as Ed Kroll from Investor Relations. Thank you gentlemen, for being here today.

Please note that all important disclosures, including personal holding disclosures and Morgan Stanley disclosures appear on the Morgan Stanley public website at morganstanley.com/researchdisclosures.

So maybe just jump right in, the main question we get today still is on the Health Net deal you announced in July. If maybe you could just walk through the rationale of the deal and how we think this is going to help accelerate or complement Centene’s strong organic growth.

Michael Neidorff:	Right. So there has been no doubt that Centene has— the way we demonstrate (ph) growth in June, we said we saw growth 16% already for 2016. And they usually tend to go up or down from there. So visibility for 2016 and 2017 is clear. And we know we continue to develop (ph).

What Health Net did for us, and why it made so much first financial sense, and then strategic sense was it gave us an in-depth position in California, the largest Medicaid state in the country. They have 1.7 million Medicaid. We had 200,000. We put it together.

They have a good exchange program there that’s doing well. They have a Medicare program that’s doing well. They had some platforms. And then they have a group business, small group business that is once again at the lower end. And while we’re not going to get into the commercial as such, there are times when to get critical mass in a market, it made sense as it did for them. And we’re going to encourage them to continue to grow that business.

When you look at Medicare, we really did not have a position. We had the SNIPs programs for the duals. And we’d never been a proponent saying duals were going to be a salvation. We said it’s going to be a very slow growth and have a lot of hiccups along the way. We’ve been very cautious about it.

Medicare is a $700 billion, $0.7 trillion business category, $700 billion category, of which two thirds, 65% is at 400% of the Federal poverty level or lower. That’s our sweet spot. That’s where we focus our exchange (inaudible). It’s just barely above Medicaid in some markets. And so when you look at the natural progression, it makes a lot of sense for us to be there. Our networks are appropriate for it, every aspect of it. That is what’s going to give us the growth going into ‘17, ‘18, and ‘19.

Keep in mind, for example, in Medicare, we will—this next March presuming it’s closed, we’ll have to declare—they have to in November, which new states they want to go into, the CMS. Now when you do that, that’s all that puts you in a position to go live in January of ‘17. So I think as investors start to understand the long lead time and why it makes sense, and the growth that it will give us longer term, I think it’s going to be very helpful.

So it was a lot of good financial and strategic reasons to do the Health Net deal. And I might also add the integration planning, it’s going very well. They’re really pleased to be able to work with us. Because we’re going to give them a chance to grow markets they have not had the same opportunity to do. As we know from even a hard stock (ph) review, it took three weeks.

There’s no overlap, which means a lot of people will continue to work for us, and they have a very strong staff. Everything about it, it fits with the deal we do (ph).

Andy Schenker:	Okay. I mean following up on that, I mean the deal did come together relatively quickly, reading through the proxy, versus maybe some of the other deals announced that have been back and forth for a while. I mean relate that—I mean what made now the right time? Is it the broader consolidation of the space? Is that long lead time you discussed and the opportunities ahead?

Michael Neidorff:	So we had been talking to them since late last year, which I think is clear in the proxy. But I’ve always believed that when you going to public to public, you do it fairly quickly. When you have all their filings, their K’s, their Q’s, the press releases. So there your due diligence is very different. And I’ve been doing public deals in prior lives before this. And when you do a public to public, you look and you get all that data. And then you say, I need to understand why this number is what it is, versus proving what they have.

And I’ve always said that a good a public deal should take two weeks, two and a half weeks if you’re going public to public and you know what you’re doing. You know we’re not getting into back and forth. And it was very important to us that we do it the old-fashioned way. Get in. Make the decisions. Do it. Do the due diligence, get agreed-to price with the other party, announce it and get going.

Andy Schenker:	Thinking about the deal, despite the fact that certain large portions of it, the Medicare, the commercial, are actually kind of bolt-on. Still guidance to $75 million in synergies in year one, $150 million synergies year two. Can you kind of talk about the sources of the synergies and the upside potential within that?

Michael Neidorff:	Sure. Well there’s going to be a lot of synergies through our specialty companies. Right there alone it will be some. It’s going to help both of us. Because we’re going to get a critical mass. It just improves our negotiating power in that (inaudible).

Two, we’re going to see in their Medicare business, we have systems, there’s TrueCare Casenet that’s going to be very helpful to them. And there’s some—and there’s some G&A, so the personnel. But that’s small. You’re going to have one audit firm. There’s things like that where you pick up some. And then we’re insourcing some of the things they started to outsource, which we’ll be able to do at a lower cost, so our platforms and how we do it. There will be serious synergies there.

And we try to state synergies reasonably conservative, because I’ve always viewed synergies as some offset, additional synergies to things you’re going to find that you maybe didn’t expect, so if it’s a contract that has a termination clause, or change of control clause. So you always want to buy a little something, and excess synergies above what’s planned in an offset for it.

Andy Schenker:	I mean thinking of those excess synergies, accepting that you’re sticking to your guidance, I mean what are the buckets where that’s going to come from? Is it lower medical management or better medical management? Is it maybe on the SG&A side? I mean where should we be looking for that?

Michael Neidorff:	I think—as available (ph) it could come from any one of those areas, the specialty company; a lot of different areas there. But as I said, there’s probably going to be some offsets to that as well. So it’s—we’re comfortable with the $75 million first year, $150 million the second year. That’s right.

Keep in mind that as is stated, in the first year it’s 10% on a GAAP basis, 20% on an adjusted basis, accretive. So that’s a pretty good spot to be in.

Andy Schenker:	No, no. I mean 20% is significant accretion. How should we be thinking—what needs to happen to hit that number? Do you need to execute to make those numbers? Or is it pretty straightforward in your mind?

Michael Neidorff:	I think if you look at the—when you look at the proxy, you’ll see that it I would say has Centene’s traditional conservatism applied to it. So I think it’s just delivering on the revenue and what we plan on the synergies as such, we’ll deliver that number.

Andy Schenker:	(Inaudible). Can you talk about that increase in late—the Cognizant deal as well as the tax rate. I know you’ve talked about this in depth on your various calls. But just remind us of how you’re thinking of that accretion in light of the changes to Cognizant (inaudible).

Michael Neidorff:	The Cognizant—this $150 million is on top of what they’re getting for (inaudible). Some of it is bringing it back in we’ll cost us less than what it would have done—been through Cognizant. We’re going to use Cognizant. We’re in negotiations, talking to them about helping on the transition, presuming we get things right, we’ll use them to help transition our platform, moving on to our platform will have some material advantages.

You look at the specialty companies, as I said, there’s savings there. So there’s all that aspect of it. So I think when you look at it, insourcing it, we’ll get what we’re looking for, and we’ll have $150 million—that amount of savings will be within the numbers, as well as the additional $150 million in year two we anticipate.

Andy Schenker:	Okay. I mean is there any thoughts on timing though? I mean you will clearly, as you’ve said, it’s above what you have been on Cognizant (ph). But could it take a little bit longer as you integrate some of those on your own? Or—

Michael Neidorff:	If we thought it was going to be longer and it would be less savings, we would have done it that way. So what we see there, we think is very realistic, very achievable.

Andy Schenker:	Okay, great. So switching over maybe to the base business here, at the June Investor Day, you updated your pipeline estimates, $140 billion to 2017. 2Q you spoke about $150 billion Medicare opportunity. And how should we be thinking about Centene’s pipeline, and then maybe we can’t really get away from Health Net. How does the Health Net deal change that pipeline?

Michael Neidorff:	Okay. Well the pipeline that we talked about in June is still the operational numbers until we get to our December guidance meeting. We do have (inaudible) December 18th or so, Ed this year?

Ed Kroll:	Yes, December 18th.

Michael Neidorff:	So I will give the guidance. So until that time, what we gave at 16%, it’s still there. Okay? As it relates to Health Net, they have some guidance in the proxy you’ll see. And it’s—I think it’s a comfortable number. And as we are able to interface more with them, because there are some legal constraints to what we can do. But if we can be improved, we will. And depending on when it closes, we’ll be able to talk about it or not talk about it in December.

Andy Schenker:	Okay. But in your mind though, I mean Health Net clearly expands the pipeline. I mean clearly you’re not in Medicare space today in a meaningful way. So it’s a real opportunity.

Michael Neidorff:	Medicare—I think they have a good exchange program. They have programs that we can transfer in. Now some people say, well, California is a different market. I acknowledge that. But one thing we have I think that’s a material advantage, is we have very strong decentralized plans in the state. We have strong CEOs, strong management there. We’ll be able to look at what Health Net does, and indigenotize (ph) it to coin a word, I think, to their market.

So they’ll know how to apply it. It’s not like we’re taking Health Net and saying, okay. We’re going to put this in Ohio or Texas. We have very strong managers there who can say, hey. Here’s how I think we have to do it here. So I see a lot of upside taking their products and moving it in there.

Andy Schenker:	So exchanges, you guys have a relatively small position I would say targeting that transition population. Health Net may be more robust in California. I mean how do you think about the exchange in commercial opportunities going forward? Is it—are we going to see you make any moves next year ahead of the deal closing? Or is it really going to be wait for the deal to close, process what they have, and then we should be looking towards 2017?

Michael Neidorff:	I think as work with them, we’ll move through the exchanges, consistent with them and them coming on board. We have 500,000 lives when you combine the two. And I think that’s the way (ph). Now importantly, in our case, we have a payable in our focus (ph) versus receivable (inaudible). And it says that our that strategy is working. They have a good strategy.

When you look at the Medicare side of things, something I should be very quick to point out is they have four-star plans. And that’s a huge aspect when you’re looking at this business. We’ve moved our plans from the two’s to three’s, SNIPs are hard to do. They have a lot of different—there’s a different approach to it. But we’re doing well there. They’re doing extremely well there. So as one looks, we’ll be able to take this and move it through.

Andy Schenker:	So I’m thinking sticking with exchanges and commercial, I mean is there any interest in moving up the chain here towards people beyond the term populations on commercial or any interest in moving beyond the exchanges?

Michael Neidorff:	We’re interested in the low end, our population. California, they have a good position in commercial. We will encourage them to maintain it and build on it. There they’re doing that to be—because they are California-centric, they needed that to get critical mass. Now there may be a state, if we entered a small state where we have a meaningful Medicaid business and a Medicare, but it’s still small, we might look at some small group. But that would be—we’re not trying to be the typical commercial player that you see in the other major carriers.

Andy Schenker:	Okay. And then moving over to Medicare before we get to Medicaid, which I don’t want to spend a lot of time, obviously a new opportunity here. I mean you talked about the positioning there. I mean what is your strategy for growing that? Is it going to be organic and rolling out to markets where you might have duals or a strong Medicaid presence? Or is it a possibility you acquire any assets that may come to the market?

Michael Neidorff:	I think there’s a (inaudible). We see the opportunity to take their platform and their approach, and moving it into many of our markets. It won’t be all at once. It will be on a planned, methodical basis. And we’ll roll it out as we continue to be successful with it.

We have the dry powder to take advantage of any assets that may come to the market. And they may come through some of the other deals that have been struck. But they may just be out there independently that we’d look at them. So we’re very careful to maintain that flexibility.

And it would be at the right price. We still don’t go into auctions. We know there’s certain things we don’t do. But if somebody has a product they want to sell at a fair price, we’re prepared to sit down and talk to them.

Andy Schenker:	Okay. And then thinking about that, I mean how do you think their Medicare assets could complement your duals strategy going forward?

Michael Neidorff:	I think it’s helpful. I mean the duals that we’re in, we’re in through the SNIPs which works. Duals I’ve said for some time, is going to be a slow-growth business from the beginning. And we were very careful where and how we did it. Ohio we’re doing well. We’re finding 30% or less disenrollment. But we know it’s going to be—we’re working to educate the physicians the advantage we bring. So we’ll continue to grow that slowly and methodically.

The Medicare itself and the MA that we see as a major opportunity. I mean I can tell you in our Board room, Tommy Thompson, Dick Gephardt and some of the people on our Board, when we met they kept saying, when are we going to get into Medicare? That’s a big category. Well, guess what folks? We heard their question.

Andy Schenker:	So you talked about Ohio. I mean thinking about duals, I mean how has that experience—how has the experience been, your initial experience versus your expectations? And thinking about Health Net in California, I think the rollout in California was a lot slower than some people thought about it. Is that something that can be fixed, or is that still going to be a slow growth going forward?

Michael Neidorff:	I think particularly California right now, it’s going to be fairly slow. That’s my anticipation. We had no expectations of rapid growth in any of it. Now if you look at our numbers and where we are, it’s consistent with what our expectations were. If anything in Ohio and couple of these, maybe disenrollments are better than what one would anticipate. So it’s not how fast, but how well in that category. And we’re not dependent on that particular book of business to see dramatic growth.

And we’re talking 16% already visible last June for 2016, without looking for huge growth in duals.

Andy Schenker:	So thinking about the Company overall, you’ve talked about pretax margins currently around 3%, goal to expand that over time. What are going to be the key drivers towards that expansion and what’s going to be the impact of mix maybe offsetting that with a little extra pressure?

Michael Neidorff:	Okay. We still have the same goals to expand that pretax margin. We think the increased overhead absorption we’re going to see to add in the Health Net business, will help that. We see that once again our specialty companies will have more leverage now than they’ve had by the incremental spend there. And so we see a number of ways that we’ll be able to once again methodically build the business.

I mean this particular transaction—there’s not a doubt in our mind, will prove to be clearly transitory for Centene that has moved us from where we were, a rapidly growing company. We’re still going to be a significant growth company, but in a broader—on a much broader platform, with a bigger denominator, which is important. But we are just really positioned with our specialty companies and a full line of products against the population we want. It’s just I really believe we are at the right place at the right time right now as a company.

Andy Schenker:	When you think about that, you’ve always said we were going to see managed care consolidation. There was going to be three or four companies, and Centene was going to be one of the survivors. And how do you think of the company now, post Health Net world, post other acquisitions? I mean where do you fit in the continuum of care within the managed care framework?

Michael Neidorff:	I’m glad you remembered that. It was about 18 months ago, I said the next 18 or 24 months there’s going to be United, ourselves, Anthem and some combination of the others. And it’s sort of four, maybe five, but most likely four. We’re now the fourth—now number four.

Number four, and you can put the numbers together. We said there was $37 billion pro forma this year. We gave you $4 billion back in June. So that’s $41 billion. So as you grow, we are a significant number four in what I believe to be competing in the best space, the largest space, with the greatest upside potential.

And I like the competitors we’re going to end up with. This is so huge that where we used to have seven-eight. We now have four to three others, good competitors. It will be good for the marketplace. It’s going to be good for industry, good for the consumer and the states. Since everybody is going to now have to be very efficient and continue to demonstrate that. So I think we’re at the right place at the right time.

Andy Schenker:	So you will be the largest Medicaid player.

Michael Neidorff:	We are, yes. We will be.

Andy Schenker:	I mean how do you think about the Medicaid pipeline specific to you going forward? I mean you retained Georgia. Iowa went the other way. But that’s going to happen. I mean how should we be thinking about your positioning relative to—?

Michael Neidorff:	I think you will see us continue to be a leader. And we did lose one. But when you think about—(inaudible) it’s going to happen. I mean we’re batting 90-some percent. But that’s okay. There’s a lot of other ones that we’re going to continue to do well on. Georgia was great. We knew that there would be a fourth one. I expected it. Because if I was Georgia, looking at the number of consolidations, I’d be worrying that I’m going to end up with two players and have to rebid. So this way—so it’s just all coming together as one anticipated.

Andy Schenker:	I mean with mindset in mind, I mean how do you think about the opportunity going forward? Is it smaller than in the recent past? Is the opportunity larger? I mean how should we be thinking about the future?

Michael Neidorff:	I think as you think about it, I believe we’re still going to be a high-growth company. High-growth will be over the ensuing years in double digits. But as the denominator gets bigger, that’s the case. Now I’d rather grow 10% on a $40 billion company than 15% on a $20 billion company. So it has to be (inaudible), because we end up paying our bills in dollars.

And so we’ll still be very much a high-growth company, and don’t hold me to that 10%. I was just using that for—as an example.

Andy Schenker:	And then think about the opportunity. I mean how are the conversations going with your state partners to be moving things like ABD, long-term care, I mean is it just inevitable? And it will just take time? Or are there fundamental issues at play that may stop those lives moving over to managed Medicaid?

Michael Neidorff:	I think you’re going to see a continued movement and acceleration to those plans. And I think that will be a good thing. More states are going out initially with all. So there’s a number of categories that provide opportunity for organic growth. And I think you’ll continue to see that.

Andy Schenker:	I mean with that said, I mean do you think the future is separate RFPs for these more complex populations? Or is it going to be integrated and renewed RFPs for TANF? Is it going to be just rolled in? Or is going to be all of the above?

Michael Neidorff:	I think it’s all of the above. And we’ll come to it any way they want to do it. We obviously encourage—we’d be crazy not to say, why don’t you just give it us? We’ll take it all if you want us to. That’s an attempt at humor.

Andy Schenker:	So thinking about performance, you raised guidance really three times already this year, lowered your MOR (ph) expectations. It looks like you had some strong performance earlier in the year you might not even pull forward into your second half estimate. How should we be thinking about the performance of Centene year to date both for the first half and then heading into the second half of the year?

Michael Neidorff:	Well, we gave you guidance on the year. We gave annual guidance, which we will update at the end of October with our third quarter earnings. I’m not going (inaudible) around my own guidance.

Andy Schenker:	Maybe if you could talk about some of sources of the strength year to date, versus your expectations that led you to raising the guidance.

Michael Neidorff:	I mean well we saw growth. We saw contracts getting stronger. We saw our specialty companies really helping and supporting, things like Hep C and all those others that carry our specialty company. We see them all delivering and gaining momentum, so just across the board and the PBM is going continue to grow and do well. Because of the margins it has.

Andy Schenker:	Following up on that I mean the services revenue certainly has been a bright spot, I mean continued to outperform. I mean with the care at USMM, I mean how should we be thinking about the top line run rate? Is that going to be a business that continues to grow faster than your baseline revenues? Is it in the future should be growing with your revenues? How should we think about that?

Michael Neidorff:	That’s always hard. But actually that will swing quarter to quarter. If you have a quarter when you take on a major new state, your base is going to jump up dramatically. And even though the specialty services is growing, it won’t look quite as dramatic in that environment.

So I see them kind of taking their turns.

Andy Schenker:	But with that said though, in aggregate, well normalized year, average year, are there still opportunities that continue to penetrate USMM and then carry into the legacy? And (inaudible) to all else being equal to grow faster?

Michael Neidorff:	You will see them continue to grow. You’ll see us continue to add some significant new capabilities in our specialty companies over time that will just accelerate the whole group.

Andy Schenker:	And talking about that, you’ve been an active acquirer in that specialty arena. I mean how should we be thinking about your appetite for acquisitions within that market, given that you need to absorb the significant Health Net acquisition?

Michael Neidorff:	I would say that as we are structured, have been with the cost of the company to do both. If we see a specialty company that brings a unique skill and capability to the Company at the right price, we’re going to do it.

Andy Schenker:	I mean any assets or areas where you think you need to invest?

Michael Neidorff:	Absolutely. And if I told you, I couldn’t let anybody out of this room until they’re done.

Andy Schenker:	Fair enough. With that said, going back to some maybe specific states here. As you said, Georgia added a fourth player. How should that—is that a meaningful headwind to you?

Michael Neidorff:	Well, I think there’s a larger player than us that it’s going to have more impact on than us. And I think we might see a percent or so. But when you’re the biggest player, then you have the most to lose.

Andy Schenker:	And then Florida, the MMA rates, it sounds like there was a public number around 7% (ph). Is that how we should—?

Michael Neidorff:	We’re working through very methodically with them. And as we’ve said in previous meetings, other webcasts that they’re a good partner. And we know we’ll get the rates right.

Andy Schenker:	Okay. Some new programs, I mean Texas Nursing Home carve-in, the Louisiana risk conversation with the CHS members, Florida Healthy Kids, a lot of little things there. I mean how are all these new programs—?

Michael Neidorff:	They’re all performing against expectations, really. It’s just—if there was 12 cylinders, I believe this Company is operating on all 12, looking for the 15.

Andy Schenker:	Okay, fair enough. I mean thinking about that, you guys are a little bit more diversified, obviously strong nursing home, I mean prison. I mean how should we be thinking about your ability to play those niche markets where you seem to be one of the few players doing it? What kind of growth opportunities do those provide?

Michael Neidorff:	I think we’re now in five states, with the (inaudible) example. I think we were in zero two years ago. We’ll continue to grow those as a focus. We’ll get the right contracts. All the specialty companies, we expect them to continue to move ahead on all fronts. And not just within the Centene companies, but some that are external to us. There’s a nice mix developing there.

Because as we develop that expertise, we see it happening.

Andy Schenker:	Sure. In the past couple of years you’ve talked about investments in the business, right into (ph) the SG&A line. As you gain the scale of Health Net, I mean how should we be thinking about those investments? Is it the same maybe dollar value that therefore as a percentage of earnings they go down? I mean how should we think about the run rate there on investments?

Michael Neidorff:	In terms of the—I’m sorry, the investments in?

Andy Schenker:	To support growth.

Michael Neidorff:	Oh. Well you’ll continue to see them. As a percent though, they’ll obviously go down. But where appropriate and accretive and meets our criteria, we’ll do them. We’re still very much a growth company. And we’re looking for ways to continue to maintain the accelerated growth we’ve had, not looking for them. We’re seeing them and executing on them.

Andy Schenker:	Okay. But are there still—I mean you’ve—through your services business probably, have more services at hand and are probably scaled to be a bigger business then I’d say many of your peers are. I mean so how should we be thinking? Do you really need to make material growth to support it? I understand if you enter a new state you obviously have to put people on the ground. But-?

Michael Neidorff:	I think you’re going to see that we have (inaudible) things that have the ability to scale up without excessive investment required. Our claims processing, data center that we bought a few years ago, some people here may have seen it. It can be expanded to absorb all of Health Net and more just by filling out some of the empty space that we have—the unfinished space. So we plan for it. That’s consistent for us with what we’re doing. You have to plan ahead of time for your growth without building up excessive capital expenditures.

Andy Schenker:	Do you have a question?

Unidentified Audience Member:	(Inaudible). Sorry. One of the things we saw in the proxy were internal projections for revenues for 2015 through 2018 which were about $4 billion of revenues sort of adding each year, 15% top-line growth. I mean what needs to happen in the base business to get to those numbers, what went into those projections?

Michael Neidorff:	Well, we just spoke to what our opportunities are, where we’re growing; the organic growth within plan. There’s a big tentative contract out in Texas for example, for Healthy Children. We’re waiting to see what that looks like. But there are a lot of contracts along the way that will add to it. So we’ve taken a reasonable number of those. And we won’t put it in annual guidance until we win the contract. But as one plans ahead, we see a reasonable expectation to win some of those contracts that deliver on those numbers.

Andy Schenker:	Perfect. Well I think we’re unfortunately out of time. So thank you very much.

Michael Neidorff:	Thank you.

Forward Looking Statements

This material may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Centene, Health Net and the combined businesses of Centene and Health Net and certain plans and objectives of Centene and Health Net with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the transaction; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, changes in federal or state laws or regulations, including the Patient Protection and Affordable Care Act and the Health Care Education Affordability Reconciliation Act and any regulations enacted thereunder, provider and state contract changes, the outcome of pending legal or regulatory proceedings, reduction in provider payments by governmental payors, the expiration of Centene’s or Health Net’s Medicare or Medicaid managed care contracts by federal or state governments and tax matters; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of approval of both Centene’s stockholders and Health Net’s stockholders; the risk that financing for the transaction may not be available on favorable terms; and risks and uncertainties discussed in the reports that Centene and Health Net have filed with the Securities and Exchange Commission (the “SEC”). These forward-looking statements reflect Centene’s and Health Net’s current views with respect to future events and are based on numerous assumptions and assessments made by Centene and Health Net in light of their experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this announcement could cause Centene’s and Health Net’s plans with respect to the proposed merger, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this announcement are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this announcement. Neither Centene nor Health Net assumes any obligation to update the information contained in this announcement (whether as a result of new information, future events or otherwise), except as required by applicable law. These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary joint proxy statement/prospectus, as amended on September 17, 2015 and as it may be further amended, that is included in the Registration Statement on Form S-4 that has been filed with the SEC on August 18, 2015 in connection with the merger. A further list and description of risks and uncertainties can be found in Centene’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports on Form 10-Q and Form 8-K as well as in Health Net’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

The proposed merger transaction involving Centene and Health Net will be submitted to the respective stockholders of Centene and Health Net for their consideration. In connection with the proposed merger, Centene prepared a registration statement on Form S-4 that included a preliminary joint proxy statement/prospectus for the stockholders of Centene and Health Net filed with the SEC on August 18, 2015 and amended on September 17, 2015. At the appropriate time, each of Centene and Health Net will mail the definitive joint proxy statement/prospectus to their respective stockholders and file other documents regarding the merger with the SEC. These materials are not yet final and may be further amended. Centene and Health Net urge investors and stockholders to read the definitive joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders may receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov. These documents can also be obtained (when they are available) free of charge from Centene upon written request to the Investor Relations Department, Centene Plaza 7700 Forsyth Blvd. St. Louis, MO 63105, (314) 725-4477 or from Centene’s website, http://www.centene.com/investors/, or from Health Net upon written request to the Investor Relations Department, Health Net, Inc. 21650 Oxnard Street Woodland Hills, CA 91367, (800) 291-6911, or from Health Net’s website, www.healthnet.com/InvestorRelations.

Participants in Solicitation

Centene, Health Net and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Centene and Health Net in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Centene and Health Net in connection with the proposed merger is set forth in the preliminary joint proxy statement/prospectus filed with the SEC on August 18, 2015 and amended on September 17, 2015. You can find information about Centene’s executive officers and directors in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2015. You can find information about Health Net’s executive officers and directors in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2015. You can obtain free copies of these documents from Centene and Health Net using the contact information above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.